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                                                               EXHIBIT 99(A)(17)


Press Release                                                       Schlumberger
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For Release at 7.00 a.m. EST,  Friday, March 30, 2001

SCHLUMBERGER RESERVES RIGHT TO REDUCE ACCEPTANCE CONDITION IN OFFER FOR SEMA PLC

NEW YORK, March 30, 2001 - Schlumberger Investments, a wholly owned subsidiary of Schlumberger Limited, announced today that it reserves the right to reduce the percentage of ordinary shares, including ordinary shares represented by American Depositary Shares (ADSs), required to satisfy the acceptance condition to its offer for the issued and to be issued ordinary share capital of Sema plc from 90% to any level in excess of 50%. Such reduction may be made on or after April 6, 2001.

Under the United Kingdom City Code on Takeovers and Mergers, Schlumberger Investments is not required to declare its intentions to reduce the acceptance condition unless and until it has reduced such condition, and may, -therefore, reduce the acceptance condition without further notice. If, when the acceptance condition is reduced, all other conditions to the offer have been fulfilled, satisfied or, where permitted, waived, the offer will be wholly unconditional at that time and, as a result, withdrawal rights will have terminated. Holders of Sema ordinary shares and ADSs who have already accepted the offer but whose willingness to accept the offer would be affected by a reduction of the acceptance condition may wish to consider withdrawing their acceptances with respect to such securities now. This announcement is being made to comply with US regulatory requirements.

As previously announced the offer has been extended and will remain open for acceptance until 3:00 p.m. (London time) 10:00 a.m. (New York City time) on April 6, 2001. The offer will remain open for acceptance for at least 14 days following the date it becomes wholly unconditional.

For further information, contact:

In the United States:

Schlumberger Limited
Rex Ross
VP Communications
Tel: 1-212-350-9432

In the United Kingdom:

Lehman Brothers
John McIntyre
Henry Phillips
Peter Warne
Tel: +44 (0) 20 7601 0011

Words defined in the Offer Document, dated February 21, 2001, have the same meaning in this announcement.
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Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney,
each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments and no one else in connection with the Offer and will not be responsible to anyone other than Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments for providing the protections afforded to customers of Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney, respectively, nor for giving advice in relation to the Offer. Lehman Brothers, as dealer manager for the Offer, is making the Offer in the United States on behalf of Schlumberger Investments.

The availability of the Offer to Sema Securityholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Sema Securityholders who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and may not be accepted in or from Australia Canada or Japan. Accordingly, this announcement and copies of the Offer Document, the Acceptance Forms or any related documents are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send this announcement, the Offer Document, the Acceptance Forms or any related documents in or into Australia, Canada or Japan.

The directors of Schlumberger Investments listed in schedule IVA of the Offer Document accept responsibility for the information contained in this announcement and, to the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information. This statement is included solely to comply with Rule 19.2 of the City Code and shall not be deemed to establish or expand liability under law, including under US federal securities laws or under the laws of any state of the US.

Schlumberger Investments has filed a Tender Offer Statement and other related documentation and Sema has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission (SEC). Free copies of these documents will be available on the SEC's website at www.sec.gov. The Tender Offer
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Statement may also be obtained at no charge from Schlumberger at 277 Park
Avenue, New York, NY 10172-0266 and the Solicitation/Recommendation Statement may be obtained at no charge from Sema at Six Concourse Parkway, Suite 2700, Atlanta, Georgia 30328. Shareholders are urged to read the Tender Offer Statement, the Solicitation/Recommendation Statement and the related documentation as they contain important information.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Sema Securities. The Offer is being made solely by the Offer Document dated February 21, 2001 and the related Acceptance Forms.




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